Exhibit (a)(12)

CVS CAREMARK EXTENDS TENDER OFFER FOR LONGS

-- CVS Caremark Stands Firm on $71.50 Offer to Acquire Longs --

WOONSOCKET, R.I., September 14, 2008 -- CVS Caremark Corporation (NYSE: CVS) announced today that it has extended the expiration for its tender offer to purchase all of the outstanding common shares of Longs Drug Stores Corporation (NYSE: LDG), at a price of $71.50 per share in cash, to midnight, New York City time at the end of  Wednesday, October 15, 2008.  All other terms and conditions of the tender offer remain unchanged.

CVS Caremark has received a copy of Walgreen Company’s (NYSE: WAG) unsolicited, non-binding expression of interest received by Longs, which is subject to completion of due diligence and regulatory approval.  As previously announced, CVS Caremark has entered into a definitive merger agreement with Longs and commenced a cash tender offer of $71.50 per share for Longs outstanding shares.

Tom Ryan, Chairman, President and CEO of CVS Caremark, commented, “Our offer represents a full and fair price for Longs shares, and we stand firm on our price.  Furthermore, the CVS Caremark’s offer has cleared all regulatory hurdles and provides certainty of completion to Longs shareholders.”

About CVS Caremark

With annual revenue of approximately $85 billion, CVS Caremark is the largest provider of prescriptions in the nation. The Company fills or manages more than 1 billion prescriptions annually. Through its unmatched breadth of service offerings, CVS Caremark is transforming the delivery of healthcare services in the U.S. The Company is uniquely positioned to effectively manage costs and improve healthcare outcomes through its more than 6,300 CVS/pharmacy stores; its pharmacy benefit management, mail order and specialty pharmacy division, Caremark Pharmacy Services; its retail-based health clinic subsidiary, MinuteClinic; and its online pharmacy, CVS.com. General information about CVS Caremark is available through the Investor Relations portion of the Company's website, at http://investor.CVS.com, as well as through the press room portion of the Company's website, at www.cvs.com/pressroom.

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this announcement, among others:  (1) macroeconomic conditions and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; and (6) other risks to consummation of the transaction.

Additional Information and Where to Find it

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Longs' common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) filed by CVS Caremark with the Securities and Exchange Commission (SEC) on August 18, 2008. Longs filed a solicitation/recommendation statement with respect to the tender offer on Schedule 14D-9 on August 18, 2008. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer and Longs' Board of Directors recommendation of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and stockholders can obtain a free copy of these materials and other documents filed by CVS Caremark or Longs with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer materials may also be obtained for free by contacting the information agent for the tender offer, Morrow & Co., at (203) 658-9400 or (877) 366-1576 (toll-free). The solicitation/recommendation statement and related materials may also be obtained for free by contacting (925) 979-3979.

Contacts:

Investors:
Nancy Christal, Senior Vice President, Investor Relations
(914) 722-4704

Media:
Eileen Howard Dunn, Senior Vice President, Corporate Communications & Community Relations
(401) 770-4561